January 4, 2015

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 000-26068

Dear Mr. Gilmore:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated December 4, 2015 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”), and Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015 (the Form 10-Q”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

For the Quarterly Period Ended September 30, 2015
Management’s Discussion and Analysis of Financial Condit ion and Result s of Operations
Critical Accounting Estimates
Goodwill Impairment Testing, page 21

1.
We note that you disclose in your third quarter Form 10-Q that you determined the fair value used in the first step of the goodwill impairment test as of June 30, 2015 using the market capitalization plus cost synergies approach. However, in your second quarter Form 10-Q you state that you used the income approach. Please explain this apparent inconsistency in your disclosures.

Company Response: We respectfully submit that we estimated fair value using both the market capitalization plus cost synergies approach and the income approach at June 30, 2015, both approaches resulting in a determination that goodwill was not impaired as of June 30, 2015. The temporary decline in our market capitalization at June 30, 2015 below the carrying value of the enterprise, resulted in a triggering event requiring the June 30, 2015 goodwill impairment analysis to be performed.
We conducted the initial qualitative step of the goodwill impairment test for our single reporting unit as of June 30, 2015, comparing the market capitalization as of June 30, 2015, totaling $447 million, to the carrying value of our single reporting unit of $470 million, noting a deficit of $23 million, or 5%. As described in our letter dated August 10, 2015, in January 2015, we experienced a decline in stock price due to a market overreaction and misunderstanding in connection with an immaterial adverse event impacting a patent portfolio licensing program, and the continued decline in stock price reflected this overreaction and other factors unrelated to our business and future prospects. There were no fundamental changes in the business or future prospects of the Company since March 31, 2015, when the market capitalization was

$546 million, or since December 31, 2014, when the market capitalization was $848 million. As such, as described in our letter dated August 10, 2015, management furthered the analysis (step 1) of the market capitalization to include consideration of a control premium in a hypothetical sale of the Company as of June 30, 2015. The resulting market capitalization as of June 30, 2015 of $447 million, plus control premium amount of $42 million was $490 million, approximately 4% above the June 30, 2015 carrying value, resulting in no indication of impairment as a result of the performance of the step one analysis as of June 30, 2015. Management determined that there was no impairment at June 30, 2015 based on this estimate.
As described in our letter dated August 10, 2015, and in an effort to confirm management’s position with respect to no material changes in the business, management furthered its step 1 analysis, working with a third-party independent valuation specialist to include an estimation of fair value for the enterprise based on a discounted cash flow analysis. The discounted cash flow analysis supported our conclusion that there was no impairment.
As described below, there was no triggering event identified as of September 30, 2015, as our market capitalization exceeded the carrying value due to our stock price recovering from the second quarter low, resulting in a determination that no further impairment analysis was needed at September 30, 2015. Our September 30, 2015 Form 10-Q disclosures (which were provided only as an update to our June 30, 2015 disclosures, as described below) only covered the market capitalization plus cost synergies approach as there were no changes to the income approach estimates as of June 30, 2015. To clarify the disclosures, we will disclose in our 2015 Form 10-K, use of the market capitalization plus cost synergies as of June 30, 2015.

2.
We note that fair value used in the goodwill impairment test as of September 30, 2015 was estimated using your market capitalization. Please tell us whether you changed your approach to measure the fair value from that used in the second quarter. If so, the change in approach should be considered a change in estimate pursuant to ASC 250-10-20 and disclosure requirements under paragraph 12-14 of ASC 270-10-45 apply. Please revise your Form 10-Q for the quarterly period ended September 30, 2015, or tell us why revision is not required

Company Response:
We respectfully submit that our goodwill impairment related disclosures in our third quarter 10-Q were provided in an effort to update the disclosures provided in our second quarter 10-Q. Please note that at September 30, 2015, there was no triggering event based on the improvement in the price of our common stock, and therefore a step 1 goodwill impairment analysis was not performed. The temporary decline in our market capitalization as of June 30, 2015, below the carrying value of the enterprise resulted in a triggering event requiring the goodwill impairment analysis to be performed as of June 30, 2015. To confirm that there were no significant changes in estimates or assumptions as of September 30, 2015, we considered our market capitalization, market capitalization plus cost synergies and the income approach at September 30, 2015. We chose to include a discussion of the September 30, 2015 update analysis in our third quarter 10-Q despite their being no triggering event as of September 30, 2015.
To clarify the disclosures, we will disclose in our 2015 Form 10-K that there was no triggering event identified as of September 30, 2015 using the market capitalization approach, due to the improvement in the price of our common stock, and therefore no Step 1 analysis was required to be performed and no update to or changes in estimates were required regarding the income approach as of September 30, 2015.

We acknowledge that:
•we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead